

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20459
FORM 11K
ANNUAL REPORT



Pursuant to Section 11(d) of the
Securities Exchange Act of 1934

For the Plan Year Ended December 31, 2003

C. Full title of the plan and address of the plan:

SAVINGS PLAN FOR EMPLOYEES OF
THE FAIRCHILD CORPORATION

The Fairchild Corporation
McLean, Virginia 22102

D. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

The Fairchild Corporation
1750 Tysons Boulevard, Suite 1400
McLean, VA 22102


THOMSON
FINANCIAL

Required information is presented on the attached pages.

Signatures:

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE FAIRCHILD CORPORATION PENSION
AND RETIREMENT COMMITTEE

By: ______________________________
Robert H. Kelley
Member, Pension and Retirement Committee

Date: June 27, 2004

SAVINGS PLAN FOR EMPLOYEES OF THE FAIRCHILD CORPORATION

Financial Statements
and Supplemental Schedule

December 31, 2003 and 2002

(With Independent Auditors' Report Thereon)

SAVINGS PLAN FOR EMPLOYEES
OF THE FAIRCHILD CORPORATION

Table of Contents



KPMG LLP
1660 International Drive
McLean, VA 22102

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Savings Plan for the Employees of The Fairchild Corporation:

We have audited the accompanying statements of net assets available for benefits of the Savings Plan for the Employees of the Fairchild Corporation (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements and the accompanying supplemental schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Savings Plan for the Employees of The Fairchild Corporation as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

McLean, VA
June 22, 2004



SAVINGS PLAN FOR EMPLOYEES OF THE FAIRCHILD CORPORATION

Statements of Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Assets:		
Investments:		
Investments at fair value:		
Interest-bearing cash	$ 4,876	5,809
Common/collective trusts	29,292,183	71,690,520
Common stocks	23,130	27,651
Mutual funds	17,342,285	29,760,933
Unallocated insurance contracts	—	3,153,119
Loans to participants	1,447,247	7,317,348
Employer securities	896,861	2,536,254
	49,006,582	114,491,634
Receivables:		
Employee contributions	53,194	397,583
	53,194	397,583
Total assets	49,059,776	114,889,217
Net assets available for benefits	$ 49,059,776	114,889,217

See accompanying notes to financial statements.

SAVINGS PLAN FOR EMPLOYEES OF
THE FAIRCHILD CORPORATION

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

	2003
Investment income:	
Net appreciation (depreciation) in fair value of investments:	
Investments	$ 6,229,165
Employer securities	(129,630)
	6,099,535
Interest and dividends	1,206,938
Total investment income	7,306,473
Contributions:	
Employee	906,533
Other	473,055
	1,379,588
Total additions	8,686,061
Deductions:	
Benefits paid directly to participants	(74,478,511)
Administrative expenses	(36,991)
Total deductions	(74,515,502)
Net decrease	(65,829,441)
Net assets available for benefits:	
Beginning of year	114,889,217
End of year	$ 49,059,776

See accompanying notes to financial statements.

(1) Description of Plan; Merger of Other Plans

The following summary of the Savings Plan for Employees of The Fairchild Corporation (the Plan), formerly the Fairchild Savings and Employee Stock Ownership Plan (SESOP), which was formerly the Fairchild Industries, Inc. Employee Stock Ownership Plan (ESOP), is provided for general information purposes only. Participants should refer to the legal Plan Document for more complete information. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

General

The Plan was originally adopted, effective January 1951, by the Board of Directors and shareholders of Fairchild Industries, Inc. (Company), a wholly owned subsidiary of The Fairchild Corporation (Corporation), formerly Banner Industries, Inc. The term Plan Sponsor as used herein refers to either the Company or the Corporation.

Effective January 1, 1986, the Plan was amended and restated into an employee stock ownership plan as described in Section 4975(E)(7) of the Internal Revenue Code (Code), coverage was expanded to include all nonbargaining unit employees and the Plan was renamed The Fairchild Industries, Inc. Employee Stock Ownership Plan (ESOP).

Effective February 1, 1989, The Savings Plan for Employees of Fairchild Industries, Inc. (Savings Plan) was merged into the ESOP to form the SESOP.

On December 18, 1990, the Corporation adopted a restated document entitled the Savings Plan for Employees of The Fairchild Corporation. The Plan as restated was essentially a continuation of the Savings Plan.

As a result of Company acquisitions in 1999, the Plan was amended and restated, effective December 31, 1999, to reflect the merger of the Kaynar Technologies, Inc. Savings and Retirement Plan, the Amended and Restated Banner Aerospace, Inc. Profit Sharing/401(k) Plan and Trust and the Marcliff Savings Plan. As of December 31, 1999, employees ceased participation in the three merged plans and began participation in the Plan. Assets from the three plans totaling $56,820,193 were transferred into the Plan on February 1, 2000.

The purpose of the Plan is to provide a vehicle for the eligible employees of the Corporation and its United States subsidiaries that have adopted the Plan (individually, the Corporation or any United States subsidiary that has adopted the Plan is referred to as a "Plan Sponsor") to save funds on a tax-advantaged basis and receive a proprietary interest in the Corporation and to assist the Plan Sponsor in attracting and retaining competent employees.

Subject to meeting the requirements for participation set forth in the Plan and described below, each eligible employee of the Corporation or any United States subsidiary of the Corporation that has adopted the Plan is entitled to participate in the Plan.

The Plan consists of two components: (1) a savings feature, that allows participants to contribute a portion of their annual compensation to the Plan through payroll deductions and to receive Plan Sponsor matching contributions on those contributions (Matching Contributions) and (2) a profit sharing feature that allows the Plan Sponsor to make contributions at the discretion of its Board of Directors to the accounts of eligible participants.

Participants may make their contributions on a before-tax basis in accordance with a qualified cash or deferred arrangement permitted under Section 401(k) of the Internal Revenue Code or can elect to have their contributions made under the after-tax contribution provisions of the Plan.

Effective January 1, 2002, Plan Sponsor matching contributions are discretionary and determined annually by the Board of Directors. There was no matching contribution made for the plan years 2003 and 2002.

Each full-time employee of the Plan Sponsor who is not a leased employee is generally eligible to participate in the Plan.

Contributions may be made in the form of Corporation stock, cash, or other property, provided that cash will be contributed as needed to provide the Plan with sufficient funds to pay in full when due any interest and principal payments required under any and all loans (or other extensions of credit) made to the Plan and used by the Trustee to finance the acquisition of common stock issued by the Plan Sponsor.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting. The following accounting policies were followed in determining the net assets available for Plan benefits:

1. Investments are stated at fair value; and

2. Distributions to participants are recorded when paid.

The Plan provides that all usual and reasonable administrative expenses of the Plan related to trustee fees, record-keeping fees and investment management fees are to be paid out of the Plan assets.

(b) Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and change therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, if any, and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participant contributions are funded on a current basis. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions or to reduce

(Continued)

current and future Plan expenses. The benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d) ***Benefits Payable***

As of December 31, 2003 and 2002, there were no amounts that were due to participants that had withdrawn from the Plan. See note 7 below for benefits paid to Plan participants terminated as a result of a sale of assets by Fairchild Corporation to Alcoa, Inc.

(e) ***Administration***

The Plan is administered by a committee known as the Pension and Retirement Committee (the Committee) appointed by the Board of Directors of the Corporation. The duties of the Committee include but are not limited to interpreting the Plan, issuing directions to the Trustee to pay benefits from the Plan and appointing and employing agents to assist in the administration of the Plan.

(f) ***Investments***

Investments are stated at fair value. Purchases and sales of securities are recorded on a trade date basis. Gains or losses on sales of securities are based on the average cost of the respective securities. Dividends are recognized on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Investments in marketable equity securities and debt securities traded on a national securities exchange are valued by the Trustee generally at the last reported sales or bid price of the year. Interest in the bank's pooled temporary investment fund is valued at the redemption price established by the Trustee based on the market value of the securities in the funds. Because it is fully benefit responsive, guaranteed income contracts with insurance companies are valued at contract value, which consists of contributions made pursuant to the contract plus net interest earned at the contract rate. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value approximates fair value. Loans to participants are stated at cost, which approximates fair value.

(g) ***By Fund Information***

The Plan has adopted SOP 99-3, *Accounting and Reporting of Certain Contribution Plan Investments and Other Disclosure Matters*, which changes the required disclosures for plans with participant-directed investment programs.

(h) ***Investment Funds***

Pursuant to the procedures set forth in the Plan, participants may choose to have their contributions together with their Matching Contributions invested in one or more of the following investment options, as indicated by respective prospectus. Employees may invest in the funds in increments of 1%. Participants may transfer their account balances in any investment fund to one or more of the other investment funds daily. The transfer must be in multiples of 1% of the account balance.

(Continued)

The investment options are as follows:

Growth Funds

- *Dreyfus Emerging Leaders Fund* – This fund seeks capital growth by investing in companies Dreyfus believes to be emerging leaders: small companies characterized by new or innovative products, services or processes having the potential to enhance earnings growth.
- *Invesco Dynamics Fund* – This fund seeks long-term capital appreciation by investing primarily in common stocks of mid- to smaller-capitalization companies with rapidly accelerating earnings growth.
- *Putnam Growth Opportunities Fund* – This fund seeks capital appreciation by investing mainly in stocks of very large, highly competitive growth companies. The fund is concentrated and selective, targeting U.S. companies that dominate both domestic and foreign markets.
- *Putnam International Growth Fund* – This fund seeks capital appreciation by investing in a diversified portfolio of stocks of companies located mainly outside the United States.
- *Putnam Investors Fund* – This fund seeks long-term growth of capital by investing mainly in blue-chip stocks – those of large, well-established companies selected from a broad range of industries. The fund targets companies that are enjoying rising sales and profits and that have dominant positions within their industries.
- *Putnam S&P 500 Index Fund* – This fund seeks a return, before the assessment of fees, that closely approximates the return of the S&P 500 Index which is an indicator of U.S. stock market performance.
- *Templeton Developing Markets Fund* – This fund seeks long-term capital appreciation. The fund normally invests in equity securities of developing-markets issuers. It maintains investments in at least three developing markets.

Growth and Income Fund

- *Vanguard Asset Allocation Fund* – This fund seeks long-term growth of capital and income by investing in common stocks, long-term U.S. Treasury bonds, and money market instruments.

Income Fund

- *Putnam Bond Index Fund* – This fund seeks a return, before the assessment of fees, that closely approximates the return of the Lehman Brothers Aggregate Bond Index, which is an indicator of U.S. investment-grade bond market performance.

Capital Preservation Fund

- *Putnam Stable Value Fund* – This fund seeks stability of principal by investing mainly in investment contracts issued by insurance companies, banks, and similar financial institutions. To provide liquidity, a portion of the fund's assets is invested in high quality money market instruments.

(Continued)

Company Stock

- *The Fairchild Corporation Stock Fund* – This fund is primarily invested in Class A common stock of the Corporation (Company Stock). Purchases of the Company Stock may be made on the open market, in private transactions, or directly from the Corporation or its affiliates. If Company Stock is purchased from the Corporation or its affiliates, the price paid shall be no more than the average of the closing prices of the Company Stock on the New York Stock Exchange on the five days preceding the date of the purchase. Any cash dividends received will be reinvested in the fund. Purchases on the open market are made monthly and may be spread over a period of days in order to avoid artificially inflating the price. The broker-dealers through which and by whom such transactions are effected are selected at the discretion of the Trustee or the investment manager, as applicable, subject, however, to the requirement that such broker-dealers offer the best services in light of their experience, skill, and financial responsibility and are paid no more than prevailing and competitive market rates.

(i) ***Participant Loans***

- *Participant Loan Account* – Active participants can apply for a loan at any time for any purpose. They can borrow up to 50% of their vested account balance. The maximum loan amount is $50,000; the minimum is $1,000. The maximum loan period is five years or up to ten years for a home loan. One loan to purchase a home and two general-purpose loans can be outstanding at any time. Loans are repaid through payroll deductions. The interest paid on the loan is credited to participant's individual account.

(j) ***Vesting***

The Plan's vesting schedule is as follows:

Full years of vesting service	Percentage vested
Less than one	0%
One year	20%
Two years	40%
Three years	60%
Four years	80%
Five years or more	100%

Vesting Service means each Plan year during which an employee has completed no less than 1,000 hours of service. Employees who were participants of the Marcliff Savings Plan prior to the merger in 1999 retain their former vesting schedule. These participants are 100% vested after three years of service.

In the event of disability or retirement under the provision of a pension plan sponsored by the Corporation, or death, matching contributions are 100% vested. The balance of a participant's before-tax and after-tax contributions are fully vested and nonforfeitable at all times.

(k) Distributions

For the Plan year ending December 31, 2001 and prior years, benefits under the plan were distributed either in a lump sum, installment distribution, or annuity. For the Plan years ended December 31, 2003 and 2002, benefits were distributed only in lump sum payments. The value of the matching contributions is fully vested upon the earlier of disability, death, attainment of age 65, or five years of service. If, prior to attaining full vesting, a participant terminates employment, the nonvested value of company matching contributions is forfeited. Forfeitures are used to reduce current matching contributions or pay plan expenses. Forfeitures were $141,357 and $88,022 in 2003 and 2002, respectively. Of the forfeited amounts, $36,991 and $73,167 were used to pay Plan expenses in 2003 and 2002.

(3) Investments

Investments representing 5% or more of the Plan's net assets are as follows at December 31:

	2003	2002
Putnam Bond Index Fund	$ 3,506,141	$ 8,925,133
Putnam Stable Value Fund	17,954,833	47,544,156
Putnam S&P 500 Index Fund	7,831,209	15,221,231
Vanguard Asset Allocation Fund	5,092,676	9,757,627
Dreyfus Emerging Leaders Fund	4,207,387	7,209,196
Putnam Investors Fund	2,868,886	4,368,248
Participant Loan Fund	1,447,247	7,317,348
	$ 42,908,379	$ 100,342,939

For the year ended December 31, 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $6,099,535 as follows:

	2003
Common/collective trusts	$ 2,065,753
Mutual funds and common stocks	4,163,412
Employer securities	(129,630)
	$ 6,099,535

(Continued)

(4) Tax Status

On February 25, 2003, the Plan received a favorable determination letter from the Internal Revenue Service, indicating that the plan as designed and amended is in compliance with the applicable requirements of the Internal Revenue Code. The determination letter states that the Plan document complies in form with the series of tax law changes collectively referred to as "GUST" amendments. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(5) Plan Termination

Although the Corporation has not expressed any intent to discontinue its contributions, it is free to do so at any time. In the event that such discontinuance results in the effective termination of the Plan, the Plan provides that all participants become 100% vested, and the Plan will continue in effect for the sole purpose of liquidating the participants' interest in the Plan.

(6) Insurance Company Contract

Effective January 1, 1995, the Plan adopted the provisions of Statement of Position 94-4, *A Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans.* On December 31, 2003, the Plan's guaranteed investment contract with the Metropolitan Life Insurance Company expired. Under the contract, which was a group annuity contract, crediting interest rates were established on a calendar year basis. Crediting interest and average yield rates applicable to the contract for the years ended December 31, 2003 and 2002 was 4.97%.

(7) Distributions to Plan Participants in 2003

In December 2002, the Fairchild Corporation sold certain of its assets to Alcoa, Inc. Employees who were terminated by the Corporation and employed by Alcoa, Inc. as a result of the asset sale, were fully vested in both the discretionary and matching contributions credited to their account. There were no distributions paid to former Plan participants as a result of this sale in 2002. A total of $67,116,319 was distributed in 2003 as a result of the sale.

SUPPLEMENTAL SCHEDULE

SAVINGS PLAN FOR EMPLOYEES OF THE FAIRCHILD CORPORATION

Schdule H, line 4i – Schedule of Assets Held for Investment Purposes

December 31, 2003

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral and par or maturity value		Current value
Interest – bearing cash	Cash	$	4,876
*Putnam Bond Index Fund	Common/collective trust		3,506,141
Invesco Dynamics Fund	Mutual fund		1,286,451
Dreyfus Emerging Leaders Fund	Mutual fund		4,207,387
Templeton Developing Markets	Mutual fund		789,785
Vanguard Asset Allocation	Mutual fund		5,092,676
*Putnam Investors Fund	Mutual fund		2,868,886
*Putnam Growth Opportunities Fund	Mutual fund		1,829,815
*Putnam Stable Value Fund	Common/collective trust		17,954,833
*Putnam S&P 500 Index Fund	Common/collective trust		7,831,209
*Putnam International Growth Fund	Mutual fund		1,267,285
*Participant loan	Interest rates range from 5% – 10.5%		1,447,247
*Fairchild Corporation Stock	Employer securities – common shares		896,861
Global Sources Ltd. Stock Fund	Common stock		23,130
		$	49,006,582

*Represents a party-in-interest to the Plan.

See accompanying report of independent registered accounting firm.



KPMG LLP
1660 International Drive
McLean, VA 22102

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
The Fairchild Corporation:

We consent to incorporation by reference in the previously filed registration statements (Nos. 33-38302, 333-49779, 333-62037, 333-97703, 333-82828, 333-16821, 333-70387, 333-70673, and 333-54158) on Form S-8 of The Fairchild Corporation of our report dated June 22, 2004, relating to the statements of net assets available for benefits of the Savings Plan for Employees of The Fairchild Corporation as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003, which report appears in the December 31, 2003 Form 11-K of the Savings Plan for Employees of The Fairchild Corporation.

KPMG LLP

McLean, VA
June 22, 2004

